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SEC FILE NUMBER 000-14656
CUSIP NUMBER 759916109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Repligen Corporation

Full Name of Registrant

Not applicable

Former Name if Applicable

41 Seyon Street

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02453

City, State and Zip Code

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Repligen Corporation (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”) within the prescribed time period for such filing without unreasonable effort or expense. The Company has dedicated significant resources to completing the 2024 Form 10-K and is working to complete the necessary procedures to file the 2024 Form 10-K as soon as practicable. The Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the audit of the Company’s financial statements by the Company’s independent auditors for inclusion in the 2024 Form 10-K. The Company expects to file the 2024 Form 10-K within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company does not expect the financial results in the 2024 Form 10-K to differ from the financial results for the quarter and full year ended December 31, 2024 set forth in the Company’s press release dated February 20, 2025, which is filed as an exhibit to the Company’s Form 8-K furnished with the Commission on February 20, 2025 (the “2024 Earnings Release”).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jason K. Garland	(781)	250-0111
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial results for the quarter and full year ended December 31, 2024, compared to the financial results for the corresponding periods in the prior fiscal year are set forth in the 2024 Earnings Release.

Forward-Looking Statements

This Notification of Late Filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Any statements contained herein which do not describe historical facts, including, among others, statements regarding the expected timing of the filing of the 2024 Form 10-K and that the financial results included in the 2024 Form 10-K are not expected to be different from those disclosed in the 2024 Earnings Release, are based on management’s current expectations and beliefs and are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others, that the Company has underestimated the efforts and timing for filing the 2024 Form 10-K, risks and uncertainties around the effectiveness of the Company’s disclosure controls and procedures and the effectiveness of the Company’s internal control over financial reporting, the risk that the financial results reported in the 2024 Form 10-K will differ from those reported in the 2024 Earnings Release, as well as those risks and uncertainties identified in the Company’s filings with the U.S. Securities and Exchange Commission (the “Commission”), including the Company’s Form 10-K for the year ended December 31, 2024 and in any subsequent filings with the Commission, including its Current Reports on Form 8-K, its Quarterly Reports on Form 10-Q and its upcoming 2024 Form 10-K, which are available at the Commission’s website at www.sec.gov. Any such risks and uncertainties could materially and adversely affect the Company’s results of operations, its profitability and its cash flows, which would, in turn, have a significant and adverse impact on the Company’s stock price. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Repligen Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 3, 2025	By:	/s/ Jason K. Garland
Jason K. Garland
Chief Financial Officer